COYA THERAPEUTICS Unleashing the Power of Tregs Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated December 6, 2022 Relating to the Preliminary Prospectus dated December 5, 2022 Registration Statement File No. 333-268482 COYA THERAPEUTICS, INC. Initial Public Offering Investor Presentation December 2022 COYA THERAPEUTICS 1

Cautionary Note on Forward-Looking Statements and Disclaimers This presentation and the accompanying oral presentation contain “forward-looking” statements that are based on our management’s beliefs and assumptions and on information currently available to management. Forward-looking statements include all statements other than statements of historical fact contained in this presentation, including information concerning our current and future financial performance, business plans and objectives, current and future clinical and preclinical development activities, timing and success of our ongoing and planned clinical trials and related data, the timing of announcements, updates and results of our clinical trials and related data, our ability to obtain and maintain regulatory approval, the potential therapeutic benefits and economic value of our product candidates, competitive position, industry environment and potential market opportunities. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors including, but not limited to, those related to the success, cost and timing of our product candidate development activities and ongoing and planned clinical trials; our plans to develop and commercialize targeted therapeutics; the progress of patient enrollment and dosing in our clinical trials; the ability of our product candidates to achieve applicable endpoints in the clinical trials; the safety profile of our product candidates; the potential for data from our clinical trials to support a marketing application, as well as the timing of these events; our ability to obtain funding for our operations; development and commercialization of our product candidates; the timing of and our ability to obtain and maintain regulatory approvals; the rate and degree of market acceptance and clinical utility of our product candidates; the size and growth potential of the markets for our product candidates, and our ability to serve those markets; our commercialization, marketing and manufacturing capabilities and strategy; future agreements with third parties in connection with the commercialization of our product candidates; our expectations regarding our ability to obtain and maintain intellectual property protection; our dependence on third party manufacturers; the success of competing therapies or products that are or may become available; our ability to attract and retain key scientific or management personnel; our ability to identify additional product candidates with significant commercial potential consistent with our commercial objectives; and our estimates regarding expenses, future revenue, capital requirements and needs for additional financing. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. Moreover, we operate in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Although our management believes that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. We undertake no obligation to publicly update any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Proprietary Information This document contains proprietary information that is the property of the company. Neither this document, nor the proprietary information contained herein, shall be published, reproduced, copied, disclosed or used for any other purpose, other than the review and consideration of this document. Free Writing Prospectus We have filed a registration statement on Form S-1 (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about our company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/. The preliminary prospectus, as amended, is available on the SEC website at http://www.sec.gov. When available, electronic copies of the preliminary prospectus supplement and the accompanying prospectus may also be obtained from the offices of Chardan Capital Markets at 17 State Street Suite 2130, New York, NY, 10004; by telephone at +1 646-465-9000; by email at prospectus@chardan.com. COYA THERAPEUTICS 2

Offering Summary Transaction Details Issuer Coya Therapeutics, Inc. Assumed Offering Price $5.00 Offering Size $15,250,000 Shares Offered 3,050,000 shares Warrants Offered Greenshoe Gross Spread Bookrunners Use of Proceeds 1,525,000 with $7.50 assumed exercise price (expire 2 years after issuance) 15% (457,500 shares) 7% Chardan, Newbridge Securities Corporation Advance product pipeline, research and development efforts, general corporate purposes and working capital COYA THERAPEUTICS 3

Coya’s Leadership Has Demonstrated Deep Expertise in Biotech Management Team Howard Berman, Ph.D.Chief Executive Officer & Chairman of the Board Adrian Hepner, M.D., Ph.D.President & Chief Medical Officer David Snyder Chief Financial Officer & Chief Operating Officer John Centanni Vice President of Regulatory Affairs Prior Experience* abbvie NOVARTIS Lilly THE UNIVERSITY OF TEXAS MD Anderson Cancer Center i m aware EAGLE PHARMACEUTICALS ucb AVANIR PHARMACEUTICALS PHARNEXT DisperSal TECHNOLOGIES CELLULAR Dynamics international exicure Nimble Gen Board of Directors Ann Lee, Ph.D. Chief Technical Officer of Prime Medicine Anabella Villalobos, Ph.D. Head of Biotherapeutics and Medicinal Sciences of Biogen Dov Goldstein, M.D., MBA Chief Financial Officer of BioAge Labs Hideki Garren, M.D., Ph.D. Chief Medical Officer of Prothena Biosciences Prior Experience* Bristol Myers Squibb MERCK Genentech juno Therapeutics Anabella Villalobos, Ph.D. Head of Biotherapeutics and Medicinal Sciences of Biogen Pfizer Dov Goldstein, M.D., MBA Chief Financial Officer of BioAge Labs Vicuron Pharmaacuticals INDAPTA Therapeutics SCHRODINGER AISLING CAPITAL Hideki Garren, M.D., Ph.D. Chief Medical Officer of Prothena Biosciences BAYHILL THERAPEUTICS NOVATIS Roche Genentech A Member of Roche Group Coya Therapeutics Logos illustrated represent past experience 4

Unleashing the Power of Regulatory T Cells (Tregs) Shimon Sakaguchi, MD, PhD Distinguished Professor at the World Premier International Research Initiative (WPI)-Immunology Frontier Research Center (IFReC) at Osaka University Discovered Tregs in 1995 and their role in inflammation and autoimmune conditions Coya Therapeutics Following the discoveries of Dr. Sakaguchi and Dr. Appel, Coya is developing three product modalities to enhance the therapeutic potential of Tregs for the treatment of disorders of high unmet need Stanley Appel, MD Former Chair of the Stanley H. Appel Department of Neurology Director of the Ann Kimball & John W. Johnson Center for Cellular Therapeutics Houston Methodist Hospital Pioneered research in neuro-inflammation and the development of Treg targeted therapies Coya Therapeutics 5

What Are Tregs & How They Are Dysfunctional Tregs are a type of lymphocyte that modulate the body’s immune response.The main functions of Tregs are:Ameliorate inflammatory mechanisms and reactions Inhibit the release of pro-inflammatory cytokines Maintain self-tolerance Anti-inflammatory Healthy Treg Cells Pro- inflammatory Cells Healthy Tregs Tregs are important anti-inflammatory immune cells involved in homeostasis. Tregs act on multiple immune cells to down-regulate the release of pro-inflammatory cytokines. Dysfunctional Tregs When Tregs become dysfunctional, a cytokine-mediated inflammatory state can arise leading to neurodegenerative, autoimmune, and metabolic diseases. anti-inflammatory Healthy Treg Cells Pro- inflammatory Cells Dysfunctional Tregs Pro- inflammatory Cells Coya Therapeutics 6

History of Treg Development – Future of Treg Modulation 1990s 2000s 2010s 2020s Discovery of Tregs by Dr. Sakaguchi FOXP3 expression differentiate T cells into Tregs that help prevent autoimmunity First human trials of Polyclonal Tregs in inflammatory disorders/type 1 diabetes Developing Treg based therapies, moving into first in human trials The Future is Now “Coya Therapeutics has a three-part approach that differentiates from most competitors in the Treg cell therapy space” Industry Report on Treg Therapeutics, March 2022 Coya Therapeutics 7

Evolving Multi-Modality Pipeline Addressing Treg Dysfunction Clinical data and proprietary know-how generated from our Treg cell therapy program have driven Coya to focus on biologic modalities and novel allogeneic exosomes while also expanding our therapeutic opportunities in neurodegenerative and autoimmune disorders.Treg-Enhancing Biologics Allogenic Treg-Derived Exosomes Autologous Treg cell Therapy COYA THERAPEUTICS 8

Pipeline

Product Type	Discovery	Preclinical	IND-Enabling	Phase 1	Phase 2a	Phase 2b	Phase 3	Upcoming Milestones
Treg-Enhancing Biologic	**COYA 301** *Frontotemporal Dementia*							**H1 2023:** *IND Filing* **H1 2023:** *Initiate Phase 1* **H2 2023:** *Interim Readout*
Treg-Enhancing / T Effector & Macrophage Depleting Biologics	**COYA 302*** (Biologic Combination) *Neurodegenerative Diseases*							**H1 2023:** *POC from IIT - clinical data release* **H2 2023**: *File IND* **H2 2023:** *Initiate Phase 1*
	COYA 302* (Biologic Combination) *Autoimmune Diseases*							**H1 2024:** *File IND*
Allogeneic Treg-Derived Exosomes	**COYA 201** *Neurodegenerative, Autoimmune, and Metabolic Diseases*							**H1 2023:** *Completion of Therapeutic Animal Model Studies* **H1 2024:** *Completion of Pharmacology and Toxicology IND–Enabling Studies*
Antigen-Directed Allogeneic Treg-Derived Exosomes	**COYA 206** *Undisclosed Indications*							**H1 2023:** *Target & Cargo Validation*

Leveraging COYA 101 data generated in two IIT studies to advance Treg-Derived Exosomes for treatment of Neurodegenerative and Autoimmune Diseases

Product Type	Discovery	Preclinical	IND-Enabling	Phase 1	Phase 2a	Phase 2b	Phase 3	Upcoming Milestones
Treg Cell Therapy	**COYA 101** (Autologous IV Administration) *Amyotrophic Lateral Sclerosis*							**2024**: *Initiate Phase 2b with grant funding or collaborative partnership*

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Investigational New Drug Application (IND)
Investigator Initiated Trial (IIT)
*Proof-of Concept clinical data has been generated in an IIT study conducted at Houston Methodist Hospital

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Coya's Evolution: From Cell Therapy to Biologics

2016

- Treg dysfunction in ALS patients predicts survival

COYA 101
Preclinical Data

2017

- Well tolerated
- Promising biological activity
- Reduction of key biomarkers

COYA 101*
Positive Phase 1 Study in ALS[1, 2]

2021

- Well tolerated
- Biological activity confirmed
- Confirmation of biomarkers

COYA 101*
Positive Phase 2a Study in ALS[3]

2022

COYA 300 Series

COYA 301*

Biologic Monotherapy for FTD
Treg Function is Reduced in FTD

- Well tolerated
- Subcutaneous administration
- Treg expansion *in vivo*

COYA 302*

Proprietary Biologic Combination
*Positive POC Studies in AD and ALS***

- Well tolerated
- Subcutaneous or intravenous administration
- Dual mechanism of Treg function enhancement
- Treg function improvement in AD and ALS patients
- Longitudinal biomarker confirmation
- Good clinical response

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* Data from investigator-initiated trials
** Studies were conducted with commercially available product

1. Thonhoff et at, 2018.
2. Beers et al, 2022.
3. Thonhoff et al, 2022.

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FIGURE 2: A, B. Subjects' clinical statuses reflects the level of the subjects' serum ox-LDL levels. These subjects were enrolled and completed a phase I clinical trial with Treg infusion, increased during the washout period, were then suppressed during the second round of Treg infusions, and rose following the cessation of Treg + IL-2 treatment.The stabilization and deterioration of the subject's clinical status mirrored the decline and rise of serum ox-LDL levels. C. Subject 3, a slowly progressing subject, had stable ox-LDL serum levels and reflects a stable clinical status. Arrows indicate Tregs =IL-2 infusion times. IL-2 was administered 3x/week thoughout the study. The red-dotted lines demarcate Treg = IL-2 therapy or IL-2 only intervals. During the Treg "washout" period, the subjects received IL-2 injections. Red line = mean value of the ox-LDL level in HC. Black lines = + one standard deviation of the ox-LDL levels in HC. Treg Function Enhancement Delivers Positive Clinical Outcomes and Correlates with Serum Biomarkers of Inflammation and Oxidative Stress [Bar Chart] Tregs Attenuate Peripheral Oxidative stress and Acute Phase Proteines in ALS David R. Beers ,PhD, Jason R Thonhoff,MD,PhD, Alireza Faridar,MD,Aaron D. Thome, PhD, Shixiang Wen,BS and Stanely H, Appel,MD ANN NEUROL 2022;00:1-6 Reference: Beers et al, 2022 [S-1 Page 82] COYA THERAPEUTICS 11

COYA 301: Treg Enhancing Biologics to Reduce Inflammation COYA 301 Drives Selective Treg Expansion, Potentially Enhancing Ratio of Tregs to Pro-inflammatory Cells Baseline Inflammatory Environment Anti-infiammatory Healty Treg Cells Pro-infiammatory cells Anti-infiammatory Functional Treg cells Pro-infiammatory cells COYA THERAPEUTICS 12

Neuroinflammation and the Pathophysiology of FTD Scientific evidence supports the role of neuroinflammation in the progression of FTD, inclu ding cortical inflammation and cell activation • Frontotemporal dementia, or FTD, is a group of disorders that occur when nerve cells in the frontal and temporal lobes of the brain are lost • FTD can affect behavior, personality, language, and movement. These disorders are among the most common dementias that strike at younger ages • Symptoms typically start between the ages of 40 and 65, but FTD can strike younger adults and those who are older • FTD is an orphan disease that affects men and women equally, and its prevalence in the United States is about 60,000 cases • There are no currently approved products to prevent, cure or slow the progression of FTD • Reference: S-1 Page 73 COYA THERAPEUTICS 13

Treg Function is Significantly Impacted in FTD

Data support the development of COYA 301 to enhance Treg function *in vivo* in patients with FTD

- Our data show a statistically significant reduction of Treg function in FTD patients, compared to matching healthy controls

Percentage Treg Suppressive Function in FTD and Healthy Subjects

	FTD (N=22)	Healthy Controls (N=13)
Mean (SD) (%)	31.62 (26.05)	54.52 (20.40)
p-value=0.019		

- The Investigator-Initiated Trial was conducted by Dr. Appel and his team at Houston Methodist Hospital in 2021 and included 22 patients and 13 matching healthy controls. Demographics of FTD patients and controls were comparable for age and sex. The proportion of women in the FTD group was 59% and 54% in the controls.

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Reference: S-1 Page 73
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COYA 302: Combination Biologic with a Dual Mechanism of Action Drives selective Treg expansion We believe COYA 302 leverages synergistic enhancement of Treg function and depletion of proinflammatory T cells and macrophages Mechanism 1 Coya 301 Coya 300 Anti infiammatory Healthy Treg Cells Pro infiammatory Cells Fusion Protein antibody Mechanism 2 We believe immunomodulatory Fusion Protein selectively depletes effector T cells, activated macrophages, and proinflammatory cytokines Coya THERAPEUTICS 15

COYA 302: The Next Generation of Treg Therapy Following the positive lessons learned from our COYA 101 autologous cell therapy studies, we have designed COYA 302, a proprietary off-the-shelf biologic combination COYA 101 Autologous Expanded Treg Cell Therapy COYA 302 Biologic Combination Therapy Tolerability Well Tolerated Well Tolerated MOA Ex Vivo Treg Conversion and Expansion In Vivo Treg Conversion and Expansion In Vivo Deactivation of M1 Efficacy Assessed in POC Studies Assessed in POC Studies Ease of Use Intravenous Administration Subcutaneous At-Home Administration Manufacturing Process Complex and Expensive Well Characterized and Affordable Availability & Access Individual Patient Product Ready-to-use COYA THERAPEUTICS 16

COYA 302: Treatment of ALS Phase 1 Study* – Proof of Concept Trial (interim results**)COYA 302: Treatment of ALS Phase 1 Study* – Proof of Concept Trial (interim results**) Study Assessments Functional Assessment (ALSFRS-R) Treg Suppressive Function Serum Biomarkers Safety and Tolerability Subjects’ Demographics and Baseline Characteristics ALSFRS-R: Revised ALS Functional Rating Scale Suppressive Function and Numbers1 A. Treg suppressive function (OLE) Treg suppressive function (% suppression) Age (years)  Sex Type Onset ALS Progression Prior to Baseline (ALSFRS-R score) Respiratory Status Respiratory Support Subject 1 47Female Familial Limb -1.6 points / month No Respiratory Insufficiency None Subject 2 54 Male Sporadic Limb -1 points / month Respiratory Insufficiency Non-invasive Ventilation Subject 3 57 Female Sporadic Bulbar -1 point / month Respiratory Insufficiency Non-invasive Ventilation Subject 4 84 Female Sporadic Bulbar -0.7 points / month Respiratory Insufficiency None COYA 302 was administered subcutaneously, demonstrating a very good tolerability profile in all patients *  Phase 1 study conducted with commercially available product ** Based on internal data

COYA 302: Treatment of ALS Phase 1 Study* – Average Improvement in ALFRS Scores at 7 Months (interim data**) Key Takeaways Revised ALS Functional Rating Scale (ALSFRS-R) is the most widely accepted and validated outcome measure of activity limitation for patients with ALS. Each point decrease on the ALSFRS-R represents lost capability in performing activities fundamental to daily life. Phase 1 POC study included 4 patients with ALS. Based on data from the PRO-ACT database, the average rate of ALSFRS-R decline is 1.02 points/month (Atassi et al, 2014). ALSFRS-R Score Mean Change from Baseline Combination Biologic for SC Administration ALSFRS-R Score Change {bar chart} Better * Phase 1 study conducted with commercially available product ** Based on internal data COYA THERAPEUTICS 18

COYA 302: Treatment of ALS Phase 1 Study* – Sustained Enhancement of Treg Suppressive Function (interim data**) Treg Suppressive Function by Subject (N=4) eg Suppressive Function (%)  {bar chart} Better (coya therapeutics) Phase 1 study conducted with commercially available product ** Based on internal data COYA THERAPEUTICS 19

COYA 302 Mediates Reduction of Oxidative Stress in ALS Patients (interim data**) Phase 1 Study* Supports Use of Biomarkers of Efficacy Oxidized Low Density Lipoprotein (ox-LDL)  Serum Levels by Patient (N=4) {bar chart}Better  (coya therapeutics) 4-Hydroxynonenal (4-HNE) Serum Levels by Patient (N=4) {bar chart} Better * Phase 1 study conducted with commercially available product  ** Based on internal data COYA THERAPEUTICS 20

COYA 201: Potential Benefits of Treg-Derived Exosomes Exosomes are nanosized vesicles that shuttle proteins, lipids, and nucleic acids between both neighboring and distant cells Cannot convert back to dysfunctional Capacity to be loaded with a variety of molecules (coya therapeutics) Ability to guide therapeutic cargo across biological barriers, especially blood–brain barrier Low risk of immunogenicity and toxicity Unique composition allows for efficient cell uptake Transmits a significant portion of the regenerative and immunomodulatory effect of the cells cytosol proteins lipids nucleic acids mirna,mrna dna metabolites  treg-derived exosomes healthy treg clls  pro-inflammatory cells COYA THERAPEUTICS 21

COYA 206: Partnership with Carnegie Mellon University Collaboration for Targeting Exosomes  Earlier this year, Coya secured an option to acquire the worldwide rights to exosome engineering technology from Carnegie Mellon University The option agreement involves the intellectual property rights to the research, development, and manufacturing of Exosome-Polymer Hybrids (EPHs) We believe EPH enables Treg exosomes to be homed to proteins of interest, while delivering select payloads into those targeted cells for the next generation of Coya’s Treg-derived exosomes No genetic modification is required, which we believe overcomes various CMC complexities and reduces potential safety risks. Other exosome players require genetic modification for exosome targeting (coya therapeutics) carnegi mellon university COYA THERAPEUTICS 22

COYA 101: Promising Clinical Activity in ALS Phase 2a 6-Month Open-Label Data (N=8) ALSFRS-R Score - Mean Change From Baseline to Week 241 {bar chart} (coya therapeutics) Key Takeaways  Six of the eight patients showed intermediate to no progression of the ALSFRS-R (average of -2.7 points) Two of the eight patients showed rapid progression (average of -10.5 points) 1. Thonhoff et al, 2022. COYA THERAPEUTICS 23

COYA 101: Promising Biological Activity in ALSPhase 2a 6-Month Open-Label Data (N=8) Treg Suppressive Function and Numbers1 A. Treg suppressive function (OLE) Treg suppressive function (% suppression) {bar chart) (A)  Treg suppressive function was assessed in each patient at screening, 4 weeks after the second infusion of a 1x dose of Tregs (week 34), 4 weeks after the second infusion of a 2x dose (week 42), and 4 weeks after the second infusion of a 3x dose (week 50).( coya therapeutics) Screening Week 34 (1x dose) Week 42 (2x dose) Week 50 (3x dose) B. Treg numbers (OLE) CD4+ CD25+ FOXP3+ cells (% of CD4+ cells) {bar chart} B)  Treg numbers were assessed in each patient at screening, 4 weeks after the second infusion of a 1x dose of Tregs (week 34), 4 weeks after the second infusion of a 2x dose (week 42), and 4 weeks after the second infusion of the 3x dose (week 50). 1. Thonhoff et al, 2022 COYA THERAPEUTICS 24

Coya therapeutics unleashing the powerof tregs Thank You www.coyatherapeutics.com (COYA THERAPEUTICS)